AYRO, Inc.
900 E. Old Settlers Boulevard, Suite 100
Round Rock, Texas 78664

October 10, 2023

VIA EDGAR

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mariam Mansaray and Matthew Derby

Re:	AYRO, Inc. Amendment No. 1 to Registration Statement on Form S-3 Originally filed on September 8, 2023, as amended on September 27, 2023 File No. 333-274439 (as amended, the “Registration Statement”)

Dear Ms. Mansaray and Mr. Derby:

On behalf of AYRO, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 3, 2023, regarding the Registration Statement. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-3

General

1.	Given the size and nature of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

The Company respectfully submits that the offering contemplated in the Registration Statement is not an indirect primary offering, but is a valid secondary offering by or on behalf of the selling stockholders that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the selling stockholders in a secondary offering.

U.S. Securities & Exchange Commission
October 10, 2023

In Interpretation 612.09 of the Staff’s Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”), the Staff sets forth a detailed analysis of the relevant factors that should be examined when determining whether the offering is by or on behalf of a person other than the registrant. Interpretation 612.09 provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the relevant factors listed in Interpretation 612.09 is discussed below. Based on an analysis of the specific factors listed in Interpretation 612.09 and all the circumstances for the Company, the Company respectfully submits that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

(A) How long the selling stockholders have held the shares

The Company entered into the securities purchase agreement on August 7, 2023 (the “Securities Purchase Agreement”) with certain existing investors identified therein (each an “Investor”, collectively, the “Investors”). Pursuant to the Securities Purchase Agreement, the Investors committed to purchase from the Company and the Company agreed to issue (i) an aggregate of 22,000 shares of the Company’s Series H-7 convertible preferred stock (the “Preferred Shares”), convertible into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) and (ii) warrants to acquire shares of Common Stock (the “Investor Warrants”) (collectively, the “August Offering”). The Company also issued warrants to purchase shares of Common Stock on substantially the same terms as the Investor Warrants (together with the Investor Warrants, the “Warrants”) to Palladium Capital Group, LLC (“Palladium”) as compensation for its services as placement agent in connection with the August Offering. The shares of Common Stock issuable upon the conversion of the Preferred Shares are herein referred to as “Conversion Shares,” and the shares of Common Stock issuable upon the exercise of the Warrants are herein referred to as “Warrant Shares.”

U.S. Securities & Exchange Commission
October 10, 2023

The August Offering was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. Each of the Investors represented to the Company that it was an accredited investor within the meaning of Rule 501(a) of Regulation D and that it was acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Preferred Shares and Warrants were offered without any general solicitation by the Company or its representatives.

Generally, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. However, the Company notes that there is no mandatory holding period for a private investment in public equities (“PIPE”) transaction, such as the August Offering, to be characterized as a private placement. As noted by the Staff in Securities Act C&DI Question 139.11, a valid secondary offering could in theory occur immediately following the closing of a private placement. C&DI Question 139.11 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

As the interpretation states a company may even register a secondary offering before shares are issued in a PIPE transaction. The Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI Question 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

U.S. Securities & Exchange Commission
October 10, 2023

Furthermore, because the purchase price has already been paid and the Preferred Shares and the Warrants have already been delivered to the Investors, they bear the investment risk of holding all of these securities issued under the Securities Purchase Agreement. The Investors participated in the August Offering with the knowledge that they might not be able to exit their positions at a profit, and they provided evidence that they purchased the Preferred Shares and the Warrants with the intent to invest, rather than to effect a distribution, as an underwriter would have. The Investors have already been subject to the full investment risk associated with ownership of the Company’s equity securities for a period two months, and even if the Registration Statement were immediately declared effective it would be several months, at a minimum, before the Investors could resell all of the Common Stock underlying the Preferred Shares which the Company is seeking to register. Accordingly, the Investors cannot be compared to underwriters as underwriters (by definition) do not take long term risk on an issuer’s equity securities.

(B) The circumstances under which the selling stockholders received their shares

The Conversion Shares and the Warrant Shares being registered for resale were or will be issued to investors upon the conversion of the Preferred Shares or the exercise of the Warrants, which were issued and sold to the Investors in an arm’s-length private placement transaction, pursuant to a Securities Purchase Agreement that was vigorously negotiated, including between legal counsels for the Company and the lead Investor, and which complied in all respects with Section 4(a)(2) of the Securities Act. As set forth in the Registration Statement, other than receipt of the exercise price of the Warrants, the Company will not receive any proceeds from the resale of the Conversion Shares and the Warrant Shares by the Investors. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the securities being registered further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Furthermore, each of the Investors specifically represented to the Company, as set forth in Section 2(b) of the Securities Purchase Agreement, that it was acquiring the securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, and it had no agreement or understanding, directly or indirectly, with any individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any governmental entity or any department or agency thereof to distribute any of the Securities in violation of applicable securities laws.

In addition, as far as the Company is aware, none of the Investors have engaged, or will engage, in any directed selling efforts, marketing or other solicitation of purchasers or otherwise pre-arrange for the sale of the share of Common Stock being registered. Investors are expected to sell the shares of Common Stock in ordinary trading in public markets and, accordingly, are subject to general risks of trading securities in public markets, including the risk that the Investors sell shares below their cost basis.

U.S. Securities & Exchange Commission
October 10, 2023

(C) Selling stockholders’ relationship with the Company

Other than Palladium acting as placement agent for the Company in the August Offering and as a financial advisor or placement agent to the Company in various transactions in the past, none of the selling stockholders have any relationship with the Company other than as passive investors in the Company. None of the Investors or their respective affiliates has held any position or office or has had any material relationship with the Company within the past three years.  Moreover, the Staff has previously noted in the C&DI Question 212.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Conversion Shares and Warrant Shares by the Investors under the Registration Statement is a secondary offering and not a primary offering.

(D) The amount of shares being registered

The Company acknowledges the large amount of shares of common stock involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to Interpretation 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, C&DI Interpretation 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature.

U.S. Securities & Exchange Commission
October 10, 2023

(E) Whether the selling stockholders are involved in the underwriting business

To our knowledge, none of the Investors are involved in the underwriting business.

(F) Whether the selling stockholders act as conduit of the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Investors are not acting on the Company’s behalf and are motivated by their own self-interests, and therefore are not acting as conduits of the Company.

* * * * *

We thank the Staff for its review of the foregoing and the Registration Statement. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner, Esq. at (212) 659-4974.

Very truly yours,

AYRO, Inc.

By:	/s/ Thomas M. Wittenschlaeger
Thomas M. Wittenschlaeger
President and Chief Executive Officer

cc: Rick Werner, Esq., Haynes and Boone, LLP